SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 04/14 - Change of Chief Financial and Investor Relations Officer

That Mr. Antônio Sergio de S. Guetter is COPEL's Chief Financial and Investor Relations Officer. He was elected by the 144th Board of Directors' Meeting held today, March 12, 2014, to replace Mr. Luiz Eduardo da Veiga Sebastiani, who is leaving the Company to take up office as the Paraná State Secretary of Finance.

Mr. Guetter is a civil engineer who graduated from the Federal University of Paraná and was the Chief Executive Officer of Copel Renováveis S.A. He made his career at Copel, has an Executive MBA in Finance (from ISPG) and in Administration (from PUC/ISAD), in addition to specialization in several areas, such as Marketing and Strategic Management (Texas University - 1998), Quality (JUSE - Japanese Union of Scientists and Engineers - 1999), Management and Planning (Drexel University of Philadelphia - 2000) and Finance (New York University - 2001 and Wharton School - 2012).

He had already been an associate officer at Copel Participações and, between 2011 and 2013, he worket at Fundação Copel de Previdência e Assistência Social, an social security entity linked to Copel, where he was Chief Executive Officer and Chief Administration and Security Officer.

Curitiba, Brazil, March 12, 2014

For further information, please contact Copel's Investor Relations area

(ph: 55-41 3222-2027 and e-mail: ri@copel.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.